June 21, 2019


Via E-Mail

Ann Beth Stebbins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

       Re:    Lindblad Expeditions Holdings, Inc.
              Schedule TO-I filed on June 14, 2019
              File No. 5-87458

              Form S-4 filed June 14, 2019
              File No. 333-232113

Dear Ms. Stebbins:

        The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. The focus of our review is compliance with the tender offer rules applicable to your transaction. Our comments appear below. All defined terms have the same meaning as in the prospectus included as part of the Form S-4 listed above.

       Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Schedule TO-I   Item 10. Financial Statements

   1. You have incorporated by reference to financial statements previously filed in the
      Company's periodic reports. Where you do so, at least the summary financial statements specified in Item 1010(c) must be included in the disclosure document provided to shareholders. See Instruction 6 to Item 10 of Schedule TO and Compliance and
      Disclosure Interpretation #7 in Section I.H in the July 2001 Supplement available at
      www.sec.gov.
 Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
June 21, 2019
Page 2


       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about the above comment.


                                                   Sincerely,

                                                   /s/ Christina Chalk

                                                   Christina Chalk
                                                   Senior Special Counsel
                                                   Office of Mergers and
Acquisitions